Exhibit 99.1

Jaguar Mining Announces the Availability of 2013 Audited Financial Statements

JAG - TSX

TORONTO, March 27, 2014 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (JAG: TSX) today announced the availability of its audited financial statements for the year ended December 31, 2013. The annual financial statements, related management's discussion and analysis and annual information form were filed on SEDAR on March 27, 2014. These financial statements, along with the related notes, management's discussion and analysis and annual information form can also be viewed at the investor relations page of the Company's website at www.jaguarmining.com. A hard copy of the financial statements and the Company's annual report can be obtained free of charge by sending a request via email to ir@jaguarmining.com or by calling 1-647-494-5JAG (5524).

About Jaguar Mining

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and owns the Gurupi Project in Northeastern Brazil in the state of Maranhão. The Company also owns additional mineral resources at its approximate 210,000-hectare land base in Brazil. Additional Information is available on the Company's website at www.jaguarmining.com.

SOURCE: Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Company Contact
Douglas Willock
Chief Financial Officer
(647) 494-5524
douglas.willock@jaguarmining.com.br

CO: Jaguar Mining Inc.

CNW 21:23e 27-MAR-14